EXECUTION  COPY

Asset Purchase Agreement

Dated as of December 31, 2010

among

Rialto Theatre of Westfield, Inc.,

Cranford Theatre, Inc.,

DC Westfield Cinema, LLC,

and

DC Cranford Cinema, LLC

ARTICLE I. DEFINITIONS; CONSTRUCTION		1
1.1.	Definitions	1
1.2.	Construction	7
ARTICLE II. THE TRANSACTION		7
2.1.	Sale and Purchase of Assets	7
2.2.	Cash; Etc.	8
2.3.	Retained Assets	9
2.4.	Retained Liabilities	9
2.5.	Purchase Price	9
2.6.	Closing	10
2.7.	Payment of Cash Purchase Price	10
2.8.	Issuance of Stock Purchase Price	10
2.9.	Allocation of Purchase Price	10
2.10.	Purchase Price Adjustment	10
2.11.	Withholding Tax	11
2.12.	Title	11
2.13.	Certain Consents	11
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SELLERS		12
3.1.	Organization	12
3.2.	Authorization; Enforceability	12
3.3.	No Violation of Laws or Agreements; Consents	12
3.4.	Financial Representations	13
3.5.	No Changes	13
3.6.	Taxes	13
3.7.	Undisclosed Liabilities	13
3.8.	Condition of Assets; Title; Business	13
3.9.	No Pending Litigation or Proceedings	14
3.10.	Contracts	14
3.11.	Permits; Compliance with Law	14
3.12.	Real Estate	14
3.13.	Labor Relations	15
3.14.	Insurance	15
3.15.	Intellectual Property Rights	15
3.16.	Employee Benefits	15
3.17.	Environmental Matters	16
3.18.	Additional Theaters	17
3.19.	Finders’ Fees	17
3.20.	Suppliers	17
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF BUYERS		17
4.1.	Organization	17
4.2.	Authorization and Enforceability	18
4.3.	No Violation of Laws; Consents	18
4.4.	No Pending Litigation or Proceedings	18
4.5.	Finders’ Fees	18
ARTICLE V. CERTAIN COVENANTS		18
5.1.	Conduct of Business Pending Closing	18

- i -

5.2.	Fulfillment of Agreements	20
5.3.	Employment, Severance and Termination Payments	20
5.4.	Sellers’ Employees	20
5.5.	Workers’ Compensation and Disability Claims	20
5.6.	Restrictive Covenants	20
5.7.	Publicity	21
5.8.	Transitional Matters	21
5.9.	Books and Records	22
5.10.	Permits; N.J. ISRA	22
5.11.	Bulk Sales	22
ARTICLE VI. CONDITIONS TO CLOSING; TERMINATION		22
6.1.	Conditions Precedent to Obligation of Buyers	22
6.2.	Conditions Precedent to Obligation of Sellers	24
6.3.	Deliveries and Proceedings at Closing	25
6.4.	Termination	27
ARTICLE VII. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION		27
7.1.	Survival of Representations	27
7.2.	Indemnification by Sellers	28
7.3.	Indemnification by Buyers	28
7.4.	Waiver of Statute of Limitations	29
7.5.	Notice of Claims	29
7.6.	Third Party Claims	29
7.7.	Limitation on Indemnification	29
7.8.	Payment	29
ARTICLE VIII. MISCELLANEOUS		29
8.1.	Costs and Expenses	29
8.2.	Transfer Taxes	30
8.3.	Further Assurances	30
8.4.	Notices	30
8.5.	Currency	31
8.6.	Offset; Assignment; Governing Law	31
8.7.	Amendment and Waiver; Cumulative Effect	31
8.8.	Entire Agreement; No Third Party Beneficiaries	32
8.9.	Specific Performance	32
8.10.	Severability	32
8.11.	Counterparts	32

- ii -

List of Schedules and Exhibits

Schedule 1.1P	Permitted Encumbrances
Schedule 3.5	No Changes
Schedule 3.7	Undisclosed Liabilities
Schedule 3.8	Title; Business
Schedule 3.9	Litigation or Proceedings
Schedule 3.10	Contracts
Schedule 3.11	Permits
Schedule 3.14	Insurance
Schedule 3.15	Intellectual Property Rights
Schedule 3.16	Employee Benefits
Schedule 3.17	Environmental Matters
Schedule 3.20	Suppliers
Schedule 5.10	Environmental Permits

Exhibit A-1	Form of Cranford Lease Agreement
Exhibit A-2	Form of Westfield Lease Agreement
Exhibit B	[Reserved.]
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of Non-Competition Agreement
Exhibit F	Form of Opinion of Gayla Germain

- iii -

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”), dated as of December 31, 2010, is by and among Rialto Theatre of Westfield, Inc., a New Jersey corporation (“Rialto Seller”), and Cranford Theatre, Inc., a New Jersey Corporation (“Cranford Seller”, and together with Rialto Seller, “Sellers”), DC Westfield Cinema, LLC, a Delaware limited liability company (“Rialto Buyer”), and DC Cranford Cinema, LLC, a Delaware limited liability company (“Cranford Buyer”, and together with Rialto Buyer, “Buyers”).

WHEREAS, Rialto Seller currently owns and operates a movie cinema located at 250 East Broad Street, Westfield, New Jersey (the “Rialto Cinema”), and Cranford Seller currently owns and operates a movie cinema located at 25 North Avenue, Cranford, New Jersey (the “Cranford Cinema”, and together with the Rialto Cinema the “Cinemas”);

WHEREAS, Rialto Holding Co, LLC, a New Jersey limited liability company (“Rialto Lessor”), and Cranford Theater Holding Co, LLC, a New Jersey limited liability company (“Cranford Lessor”, and together with the Rialto Lessor, the “Lessors”), own the real estate on which the Rialto Cinema and Cranford Cinema, respectively, are located, as more particularly described in the Lease Agreements (as defined herein);

WHEREAS, Sellers desire to sell and assign to Buyers, and Buyers desire to purchase and assume from Sellers, the Cinemas on the terms and subject to the conditions set forth below; and

WHEREAS, Lessors and Buyers desire to enter into the Lease Agreements (as defined herein) with respect to the real estate on which the Cinemas are located.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, Sellers and Buyers, each intending to be legally bound hereby, agree as set forth below:

ARTICLE I.
DEFINITIONS; CONSTRUCTION

1.1. Definitions. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Adjustment Amount” has the meaning given that term in Section 2.10(c).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.

“Agreement” means this Asset Purchase Agreement, as it may be amended from time to time.

“Assignment and Assumption Agreement” means the assignment and assumption agreement between the Buyers and Sellers in substantially the form of attached Exhibit C.

“Assumed Contracts” has the meaning given that term in Section 3.10.

“Basket Amount” has the meaning given that term in Section 7.7.

“Benefit Plan” means any written and unwritten “employee benefit plans” within the meaning of Section 3(3) of ERISA, and any other written and unwritten profit sharing, pension, savings, deferred compensation, fringe benefit, insurance, medical, medical reimbursement, life, disability, accident, post-retirement health or welfare benefit, stock option, stock purchase, sick pay, vacation, employment, severance, termination or other plan, agreement, contract, policy, trust fund or arrangement, whether or not funded and whether or not terminated, (i) maintained or sponsored by Sellers, or (ii) with respect to which Sellers has or may have Liability or is obligated to contribute, or (iii) that otherwise covers any of the current or former employees of Sellers or their beneficiaries, or (iv) as to which any such current or former employees of Sellers or their beneficiaries participated or were entitled to participate or accrue or have accrued any rights thereunder.

“Bill of Sale” means the bill of sale in substantially the form of attached Exhibit D.

“Business” means the operation of the Cinemas.

“Buyers” has the meaning given that term in the heading of this Agreement.

“Buyer Damages” has the meaning given that term in Section 7.2.

“Buyer Indemnitees” has the meaning given that term in Section 7.2.

“Cash Purchase Price” has the meaning given that term in Section 2.6.

“CERCLIS” means the United States Comprehensive Environmental Response Compensation Liability Information System List pursuant to Superfund.

“Certified Statement” has the meaning given that term in Section 2.10(a).

“Cinemas” has the meaning given that term in the first introductory paragraph of this Agreement.

“Closing” has the meaning given that term in Section 2.6.

“Closing Date” has the meaning given that term in Section 2.6.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder.

“Cranford Buyer” has the meaning given that term in the heading of this Agreement.

“Cranford Cinema” has the meaning given that term in the first introductory paragraph of this Agreement.

“Cranford Cinema Improvements” means any improvements to the Cranford Cinema made by Buyers after the closing of the transactions hereunder, including replacement of seating and carpeting, concession stand renovations, and any other improvements Buyers deem necessary or appropriate.

“Cranford Lease Agreement” means the lease agreement for the Cranford Cinema substantially in the form of attached Exhibit A-1

“Cranford Lessor” has the meaning given that term in the second introductory paragraph of this Agreement.

“Cranford Real Estate” means the real property located at 25 North Avenue, Cranford, New Jersey, as more particularly described in the Cranford Lease Agreement.

“Cranford Seller” has the meaning given that term in the heading of this Agreement. “Damages” means Buyer Damages or Seller Damages, as the case may be. “Division” has the meaning given that term in Section 5.11.

“Encumbrance” means any liability, debt, mortgage, deed of trust, pledge, security interest, encumbrance, option, right of first refusal, agreement of sale, adverse claim, easement, lien, assessment, restrictive covenant, encroachment, burden or charge of any kind or nature whatsoever or any item similar or related to the foregoing.

“Environmental Law” means any applicable Law relating to public health and safety or protection of the environment, including common law nuisance, property damage and similar common law theories.

“Environmental Permits has the meaning given that term in Section 5.10.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the applicable rulings and regulations thereunder.

“Final Adjustment Period” means a period of time beginning on the earlier of the completion of the Cranford Cinema Improvements or April 1, 2011 and ending on the day that is 24 months subsequent to the first day of such period.

“FIRPTA Certificate” has the meaning given that term in Section 6.1(j).

“GAAP” means United States generally accepted accounting principles as they would be applied to the Cinemas.

“Governing Documents” means, with respect to any Person who is not a natural Person, the certificate or articles of incorporation, bylaws, deed of trust, formation or governing agreement and other charter documents or organization or governing documents or instruments of such Person.

“Governmental Body” means any court, government (federal, state, local or foreign), department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or instrumentality.

“Gross Revenues” means all proceeds from sales of any goods and services in the operation of the Business, consisting of (without duplication) all box office receipts, group sales events, concessions, advertising revenues, party revenues, theater rentals and gift certificates (whether any of the foregoing proceeds are collected on-site at the box office, through alternative contractual arrangements, or otherwise), determined in accordance with GAAP applied on a consistent basis, for the period from the Closing Date through December 31, 2011.

“Indemnified Party” has the meaning given that term in Section 7.5. “Indemnifying Party” has the meaning given that term in Section 7.5. “Independent Accountants” has the meaning given that term in Section 2.10(b).

“Intellectual Property Rights” means trademark and service mark rights, applications and registrations, trade names, fictitious names, service marks, logos and brand names, copyrights, copyright applications, letters patent, patent applications and licenses of any of the foregoing, improvements, blueprints, specifications, drawings, designs and other intellectual property and proprietary rights.

“Interim Adjustment Period” means a period of time beginning on the earlier of the completion of the Cranford Cinema Improvements or April 1, 2011 and ending on the day that is 12 months subsequent to the first day of such period.

“Investor Questionnaire” means that certain Investor Questionnaire annexed to the Subscription Agreement as Annex C thereof.

“ISRA” has the meaning given that term in Section 3.17(d)(ii).

“Law” means any applicable federal, state, municipal, local or foreign statute, law, ordinance, rule, regulation, judgment or order of any kind or nature whatsoever including any public policy, judgment, directive or order of any Governmental Body or principle of common law.

“Lease Agreements” mean the Cranford Lease Agreement and the Westfield Lease Agreement.

“Leased Premises” means collectively, the Leased Premises (as defined in the Cranford Lease Agreement) and the Leased Premises (as defined in the Westfield Lease Agreement).

“Lessors” has the meaning given that term in the second introductory paragraph of this Agreement.

“Liabilities” with respect to any Person, means all debts, liabilities and obligations of such Person of any nature or kind whatsoever, whether or not due or to become due, accrued, fixed, absolute, matured, determined, determinable or contingent and whether or not incurred directly by such Person or by any predecessor of such Person, and whether or not arising out of any act, omission, transaction, circumstance, sale of goods or service or otherwise.

“Litigation” has the meaning given that term in Section 3.9.

“Non-Competition Agreements” means the non-competition agreements between the Digital Cinema Destinations Corp., a Delaware corporation, the Buyers, and the principal employees of the Sellers and their respective Affiliates, each substantially in the form of attached Exhibit E.

“Other Agreements” means the Lease Agreements and the other agreements and instruments of title, assignment or assumption hereunder.

“Parent” means Digital Cinema Destinations Corp., a Delaware corporation. “Parent Preferred Stock” has the meaning given that term in Section 2.5. “Permits” has the meaning given that term in Section 3.11.

“Permitted Encumbrances” means liens for current taxes not yet due and liens of public record on personal property identified on Schedule 1.1P.

“Person” means and includes a natural person, a corporation, an association, a partnership, a limited liability company, a trust, a joint venture, an unincorporated organization, a business, a Governmental Body and any other legal entity.

“Purchase Price” has the meaning given that term in Section 2.5.

“Purchased Assets” has the meaning given that term in Section 2.1.

“Real Estate” means the Cranford Real Estate and the Westfield Real Estate.

“Regulated Material” means any hazardous substance, material or waste as defined by any Environmental Law and any other material regulated by any Environmental Law, including petroleum, petroleum-related material, crude oil or any fraction thereof, PCBs, asbestos, radioactive materials, and other toxic substances.

“Related Party” means (i) Sellers, (ii) Lessors, (iii) any Affiliate of Sellers, (iv) any officer or director of any Person identified in clauses (i), (ii), or (iii) preceding, and (v) any spouse, sibling, ancestor or lineal descendant of any natural Person identified in any one of the preceding clauses.

“Retained Assets” has the meaning given that term in Section 2.3.

“Retained Liabilities” has the meaning given that term in Section 2.4.

“Rialto Buyer” has the meaning given that term in the heading of this Agreement.

“Rialto Cinema” has the meaning given that term in the first introductory paragraph of this Agreement.

“Rialto Lessor” has the meaning given that term in the second introductory paragraph of this Agreement.

“Rialto Seller” has the meaning given that term in the heading of this Agreement. “Sellers” has the meaning given that term in the heading of this Agreement. “Seller Damages” has the meaning given that term in Section 7.3.

“Seller Group” means, with respect to each Seller, such Seller and any corporation that may be aggregated with such Seller under Sections 414(b), (c), (m) or (o) of the Code.

“Seller Indemnitees” has the meaning given that term in Section 7.3.

“Sellers’ Predecessor” means any predecessor in Sellers’ interest to the Purchased Assets by merger, combination, or reorganization.

“Series A Preferred Stock” means the Series A Preferred Stock, par value $0.01, of the Parent.

“Solicitation” has the meaning given that term in Section 5.6(b).

“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of December 30, 2010, by and among the stockholders of the Parent.

“Subscription Agreement” means that certain Subscription Agreement, dated as of December 31, 2010, by and between Parent and Sellers or such other person(s) as shall be designated by Sellers for the purchase and sale of up to 250,000 shares of the Series A Preferred Stock.

“Superfund” means the United States Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Sections 6901 et seq., as amended.

“Tax” means any domestic or foreign federal, state, county or local tax, levy, impost or other charge of any kind whatsoever, including any interest or penalty thereon or addition thereto, whether disputed or not.

 “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Westfield Lease Agreement” means the Lease Agreement for the Rialto Cinema substantially in the form of attached Exhibit A-2.

“Westfield Real Estate” means the real property located at 250 East Broad Street, Westfield, New Jersey, as more particularly described in the Westfield Lease Agreement.

“Withheld Amount” has the meaning given that term in Section 5.11.

1.2. Construction. As used herein, unless the context otherwise requires: (i) references to “Article” or “Section” are to an article or section hereof; (ii) all “Exhibits” and “Schedules” referred to herein are to Exhibits and Schedules attached hereto and are incorporated herein by reference and made a part hereof; (iii) “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; and (iv) the headings of the various articles, sections and other subdivisions hereof are for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof. This Agreement is between financially sophisticated and knowledgeable parties and is entered into by such parties in reliance upon the economic and legal bargains contained herein. The language used in this Agreement has been negotiated by the parties and their representatives and shall be interpreted and construed in a fair and impartial manner without regard to such factors as the party who prepared, or caused the preparation of, this Agreement or the relative bargaining power of the parties.

ARTICLE II.
THE TRANSACTION

2.1. Sale and Purchase of Assets. Except as otherwise provided in Sections 2.2 and 2.3, at the Closing, Sellers shall sell, transfer and assign to Buyers, and Buyers shall purchase from Sellers, all of Sellers’ properties and business as a going concern, and goodwill and tangible or intangible assets of every kind, nature and description existing on the Closing Date located at or used in connection with either of the Cinemas, whether personal, in electronic form or otherwise, and whether or not any of such assets have any value for accounting purposes or are carried or reflected on or specifically referred to in its books or financial statements, free and clear of all Encumbrances (collectively, the “Purchased Assets”). Without limiting the foregoing, the Purchased Assets shall include the following:

(i) All of Sellers’ tangible assets, including office furniture, office equipment and supplies, computer hardware and software, projectors, projector bulbs, ticketing machines, leasehold improvements, and other fixtures and equipment on or related to the Real Estate or related to the Business;

(ii) All of Sellers’ books, records, manuals, documents, books of account, correspondence, sales reports, literature, brochures, advertising material and the like related to the Business (other than accounting records and corporate books and records as defined in Section 2.3);

(iii) All prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of Taxes);

(iv) All of Sellers’ rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(v) All insurance benefits, including rights and proceeds, arising from or relating to the Business or the Purchased Assets;

(vi) All rights to any Actions of any nature available to or being pursued by Sellers to the extent related to the Business or the Purchased Assets, whether arising by way of counterclaim or otherwise;

(vii) All of Sellers’ inventory and supplies, including concession products, candy items and paper goods for the Business;

(viii) All of Sellers’ petty cash on hand at the Cinemas, if any; (ix) All of Sellers’ rights under the Assumed Contracts, if any; (x) All of Sellers’ rights under the Permits;

(xi) All of Sellers’ goodwill and rights in and to the names “Rialto” and “Cranford”;

(xii) Sellers’ rights to the telephone numbers for locations of the Cinemas; and (xiii) The goodwill of the Business.

2.2. Cash; Etc. At the close of business on the last business day prior to the Closing Date, Sellers and Buyers shall take a physical count of (i) the petty cash on hand at the Cinemas and (ii) Sellers’ inventory being sold by Sellers to Buyers under this Agreement. Sellers’ inventory shall include concession products, candy items, paper goods and other similar items, but shall not include projector bulbs which shall be deemed to be equipment for purposes of this Agreement. The petty cash on hand shall be valued at its face value. Inventory shall be valued at Sellers’ cost, determined on a first-in-first-out basis; provided that such inventories do not exceed amounts that would be expected as customary in the ordinary course of business. If the use by customers of the Cinemas of pre-sold tickets sold by Sellers shall exceed $100 in the aggregate, Sellers shall promptly pay to Buyers an amount equal to such use in excess of $100.

2.3. Retained Assets. Except for the Purchased Assets, Buyers are not purchasing, and Sellers are not selling, fee title to the Real Estate and Sellers’ accounting records and corporate minute books, stock books and corporate seal (collectively, the “Retained Assets”). Accounting Records of Sellers shall remain the exclusive property of Sellers in accord with this Section, and shall mean any and all books of original entry, including any register or computer tapes, all journals or ledgers, all canceled checks, payroll records, bank or other account statements, including account statements or reports to or from any vendors, suppliers, film companies, or otherwise, including any correspondence relating to same or to any other items designated as an accounting record hereunder, and including all financial statements, records, tax returns, and all workpapers or supporting information relating thereto, including all information gathered or compiled by Sellers or Sellers’ agents or accountants therefor, or summaries of same, including all disks, print-outs, or other digital or analog, written or electronic recording thereof. The Purchased Assets shall not include any permits that are non-transferable. Sellers know of no reason why any permit issued to Sellers for use in its business would not be issued to Buyers for use by it after the Closing, assuming only Buyers are qualified to receive same.

2.4. Retained Liabilities. Buyers do not hereby and shall not assume or in any way undertake to pay, perform, satisfy or discharge any other Liability of Sellers, whether existing on, before or after the Closing Date or arising out of any transactions entered into, or any state of facts existing on, prior to or after the Closing Date (the “Retained Liabilities”), and Sellers agree to pay and satisfy when due all Retained Liabilities. Without limiting the foregoing, the term “Retained Liabilities” shall include Liabilities:

(i)  to any Related Party;

(ii)  for or under any Benefit Plan;

(iii)  for any Taxes, whether or not by reason of, or in connection with, the transactions contemplated by this Agreement;

(iv)  with respect to Sellers’ administrative and corporate operations; and

(v)  to any film distributor.

Buyers acknowledge that Buyers are responsible for any and all liabilities of the Business arising after the Closing Date.

2.5. Purchase Price. As the purchase price for all of the Purchased Assets (the “Purchase Price”), (i) Sellers shall be paid the aggregate sum, subject to adjustment as provided in Section 2.10 below, of $1.2 million in cash (the “Cash Purchase Price”), and (ii) 250,000 shares of Series A Preferred Stock of Parent (the “Parent Preferred Stock”), the further transfer of which shall be restricted under the Securities Act of 1933, as amended, and as provided under the Subscription Agreement.

2.6. Closing. The consummation of the purchase and sale of the Purchased Assets and the consummation of the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., local time, on the first Friday following the satisfaction or waiver of all conditions set forth in Article 6 at the offices of K&L Gates LLP, 599 Lexington Avenue, New York, New York, 10022 or at such other time, date or place as the parties agree, but in no event later than December 31, 2010 (the “Closing Date”). The Closing shall be effective as of 12:01 a.m. on the Closing Date.

2.7. Payment of Cash Purchase Price. At Closing, the Cash Purchase Price shall be paid by Buyers to Sellers by delivery of immediately available funds equal to $1.2 million.

2.8. Issuance of Stock Purchase Price. At Closing, Buyers shall cause the Parent to issue and deliver to Sellers or such other person(s) as shall be designated by Sellers up to 250,000 shares of the Parent Preferred Stock.

2.9. Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets as follows: (i) $883,333 shall be allocated to the Cranford Cinema, and (ii) $1,766,667 shall be allocated to the Rialto Cinema, consisting of $250,000 allocated to equipment, furniture and fixtures for the Rialto Cinema and $1,516,667 allocated to the leasehold improvements and the remaining assets of the Rialto Cinema. Buyers and Sellers shall report the federal, state and local income and other tax consequences of the purchase and sale contemplated hereby in a manner consistent with such allocation and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, or otherwise.

2.10. Purchase Price Adjustment. (a) Buyers shall, at their sole expense, deliver to Seller within 30 days after the end of each of the Interim Adjustment Period and the Final Adjustment Period, a statement of the Gross Revenues of the Business certified by the Chief Executive Officer and the Chief Financial Officer of the Buyers (the “Certified Statement”).

(b) Sellers shall have thirty (30) days from the date upon which a Certified Statement has been delivered to raise any objection thereto by delivery of written notice to Buyer setting forth such objections in reasonable detail. During such 30-day period, Sellers and their accountants shall have the right to inspect the books and records related to the Business during normal business hours at the Buyers’ offices, upon reasonable prior notice and solely for purposes reasonably related to the determination of the Gross Revenues of the Business and the resulting Adjustment Amount. In the event that Sellers shall fail to so deliver such written objections with respect to such Certified Statement within such 30-day period, then such Certified Statement shall be deemed final and binding on the parties. In the event that any such objections are so delivered, Buyers and Sellers shall attempt, in good faith, to resolve such objections and, if unable to do so within fifteen (15) business days of delivery of such objections, shall, within ten (10) business days thereafter designate a nationally or regionally recognized firm of independent public accountants, mutually satisfactory to Buyers and Sellers (the “Independent Accountants”). In the event that Buyers and Sellers are unable to agree on the Independent Accountants within such ten-business day period, the Independent Accountants shall be designated jointly by the independent accountants of Buyers and Sellers within twenty (20) business days thereafter. The Independent Accountants shall resolve all remaining objections to such Certified Statement made by Sellers in accordance herewith within twenty (20) business days from their date of designation. The determination of the Independent Accountants shall be final and binding on the parties. The fees and expenses of the Independent Accountant shall be borne, equally, by the Buyers and Sellers.

(c) The Cash Purchase Price shall be adjusted based on the Certified Statement, as finally determined in accordance herewith, by the amount (the “Adjustment Amount”) determined as follows:

(i) as of the end of the Interim Adjustment Period, in the event that the Gross Revenues are $2,570,000 or less, the Adjustment Amount shall be $0;

(ii) as of the end of the Interim Adjustment Period, in the event that the Gross Revenues are in excess of $2,570,000, the Adjustment Amount shall be an amount equal to $0.51 for every $1.00 the Gross Revenues are in excess of $2,570,000, up to a maximum Adjustment Amount of $475,000;

(iii) as of the end of the Final Adjustment Period, in the event that the average Gross Revenues for each year during such Final Adjustment Period are $2,570,000 or less, the Adjustment Amount shall be $0; and

(iv) as of the end of the Final Adjustment Period, in the event that the average Gross Revenues for each of the two years in such Final Adjustment Period are in excess of $2,570,000, the Adjustment Amount shall be an amount equal to $1.02 for every $1.00 the Gross Revenues are in excess of $2,570,000 less any Adjustment Amount paid to Sellers in accordance with Section 2.10(c)(ii) above, up to a maximum Adjustment Amount (including any Adjustment Amount paid to Sellers in accordance with Section 2.10(c)(ii) above ) of $950,000.

Within ten (10) business days of the final determinations of the Certified Statements in accordance with Section 2.10(b) above, Buyers shall pay to Sellers the Adjustment Amount calculated pursuant to Sections 2.10(c)(i) or 2.10(c)(ii) above, in the aggregate, by wire transfer of immediately available funds to an account designated in writing by Sellers.

2.11. Withholding Tax. Buyers shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyers may be required to deduct and withhold under any provision of law related to Tax applicable to Sellers. All such withheld amounts shall be treated as delivered to Sellers hereunder.

2.12. Title. Title to all Purchased Assets shall pass from Sellers to Buyers at Closing, subject to the terms and conditions of this Agreement. Buyers shall assume no risk of loss to the Purchased Assets prior to Closing.

2.13. Certain Consents. Nothing in this Agreement shall be construed as an attempt to assign any Permit included in the Purchased Assets which is by its terms or in law nonassignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by Sellers would not, as a matter of law, pass to Buyers as an incident of the assignments provided for by this Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SELLERS

As an inducement to Buyers to enter into this Agreement and consummate the transactions contemplated hereby, Sellers jointly and severally represent and warrant to Buyers as follows:

3.1. Organization. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, and has the power and authority to own or lease its properties, carry on the Business as now conducted, enter into this Agreement and the Other Agreements to which it is or is to become a party and perform its obligations hereunder and thereunder.

3.2. Authorization; Enforceability. This Agreement and each Other Agreement to which either Seller is a party have been duly executed and delivered by and constitute the legal, valid and binding obligations of Sellers, enforceable against such Seller in accordance with their respective terms. Each Other Agreement to which such Seller is to become a party pursuant to the provisions hereof, when executed and delivered by such Seller, will constitute the legal, valid and binding obligation of such Seller, enforceable against it in accordance with the terms of such Other Agreement. All actions contemplated by this Section have been duly and validly authorized by all necessary proceedings by Sellers.

3.3. No Violation of Laws or Agreements; Consents. Neither the execution and delivery of this Agreement or any Other Agreement to which either Seller is or is to become a party, the consummation of the transactions contemplated hereby or thereby nor the compliance with or fulfillment of the terms, conditions or provisions hereof or thereof by either Seller will: (i) contravene any provision of any Governing Document of such Seller, (ii) conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms of, result in the termination of, result in the loss of any right under, or give to any other Person the right to cause such a termination of or loss under, any Purchased Asset or any other material contract, agreement or instrument to which such Seller is a party or by which any of its assets may be bound or affected, (iii) result in the creation, maturation or acceleration of any Liability of such Seller (or give to any other Person the right to cause such a creation, maturation or acceleration), (iv) violate any Law or violate any judgment or order of any Governmental Body to which such Seller is subject or by which any of the Purchased Assets or any of its other assets may be bound or affected, or (v) result in the creation or imposition of any Encumbrance upon any of the Purchased Assets or give to any other Person any interest or right therein. No consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution and delivery by Sellers of this Agreement or any of the Other Agreements to which either Seller is or is to become a party pursuant to the provisions hereof or the consummation by Sellers of the transactions contemplated hereby or thereby.

3.4. Financial Representations. Sellers have no money due and owing to any film distributor in connection with the Cinemas except for money owing in the normal course of business for which an amount is not ascertainable to pay or which is not due prior to Closing. The aggregate gross box office revenues for the Rialto Cinema for the period beginning March 27, 2009 and ending April 1, 2010 was $1,653,269 and for the period from April 2, 2010 through September 2, 2010 was $638,439, and the aggregate gross box office revenues for the Cranford Cinema for calendar year 2009 was $940,842 and for the period from January 1, 2010 through September 2, 2010 was $445,471. The aggregate gross concession revenues for the Rialto Cinema for the period beginning March 27, 2009 and ending April 1, 2010 was $469,701 and for the period from April 2, 2010 through September 2, 2010, was $189,459, and the aggregate gross concession revenues for the Cranford Cinema for calendar year 2009 was $164,867 and for the period from January 1, 2010 through September 2, 2010, was $81,850.

3.5. No Changes. Since December 31, 2009, Sellers have conducted the Business only in the ordinary course. Without limiting the generality of the foregoing sentence, since December 31, 2009, there has not been any: (i) material adverse change in the Purchased Assets or Real Estate; (ii) damage or destruction to any Purchased Asset or Real Estate, whether or not covered by insurance; (iii) strike or other labor trouble at the Cinemas; (iv) increase in the salary, wage or bonus of any employee of the Cinemas; or (v) agreement or commitment to do any of the foregoing. Except as provided on Schedule 3.5, since December 31, 2009, Sellers have not made any material changes, substitutions or replacements to the equipment, furniture or fixtures at the Cinemas.

3.6. Taxes. Sellers, their Affiliates and Sellers’ Predecessor, have filed or caused to be filed on a timely basis, or will file or cause to be filed on a timely basis, all Tax Returns that are required to be filed by it prior to or on the Closing Date, pursuant to the Law of each governmental authority with taxing power over it. All such Tax Returns were or will be, as the case may be, correct and complete. Sellers and Sellers’ Predecessor have paid or will pay all Taxes that have or will become due as shown on such Tax Returns or pursuant to any assessment received as an adjustment to such Tax Returns (subject to all rights of appeal by Buyers). Sellers and Sellers’ Predecessor have withheld and paid all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.7. Undisclosed Liabilities. Except as disclosed on Schedule 3.7, Sellers have no, and after Closing shall have no, Liabilities of any kind or nature whatsoever that would attach to the Purchased Assets or for which the Buyers may become liable.

3.8. Condition of Assets; Title; Business. Sellers have good, marketable and exclusive title to all of the Purchased Assets. The tangible Purchased Assets are in good operating condition and repair suitable for the purposes for which they are used in the Business, all equipment included in the Purchased Assets has been maintained in the normal course of business by qualified professionals, and all inventory is of a quality and quantity that is useable and salable in the ordinary course of business. Except as disclosed on Schedule 3.8 and except for Permitted Encumbrances, none of the Purchased Assets is subject to any Encumbrance. On the Closing Date, the Purchased Assets will include at a minimum (i) one functioning xenon projector bulb for each auditorium in the Cinemas, and (ii) one new, unused, spare xenon projector bulb for each type of projector at each of the locations of the Cinemas.

3.9. No Pending Litigation or Proceedings. No action, suit, investigation, claim or proceeding of any nature or kind whatsoever, whether civil, criminal or administrative, by or before any Governmental Body or arbitrator (“Litigation”) is pending or, to the knowledge of Sellers, threatened against or affecting Sellers, the Business, any of the Purchased Assets, the Real Estate, or any of the transactions contemplated by this Agreement or any Other Agreement except for claims for personal injury and workers compensation and further except for claims for property damage identified on Schedule 3.9 and claims by Governmental Bodies identified on Schedule 3.9. There is presently no outstanding judgment, decree or order of any Governmental Body against or affecting Sellers, the Business, any of the Purchased Assets, the Real Estate, or any of the transactions contemplated by this Agreement or any Other Agreement. The Sellers do not have any pending Litigation against any third party related to the Business.

3.10. Contracts. Except as disclosed on Schedule 3.10 (the “Assumed Contracts”), there is no written contract, lease or other agreement, that is necessary, used in or useful to the Business.

3.11. Permits; Compliance with Law. Subject to Section 5.10, Sellers hold all health department and certificates of occupancy required under any applicable Law in connection with the operation of the Business and the use and occupancy of the Real Estate, including without limitation those identified on Schedule 3.11 (“Permits”). The Purchased Assets include all Permits other than the occupancy permit which must be obtained under local law by Buyers. Sellers have received no notice of any violation of Law which has not been remedied or rectified.

3.12. Real Estate. Lessors have good and marketable fee simple title to the Leased Premises, free and clear of all Encumbrances. Neither Lessors nor Sellers have leased or otherwise granted to any Person the right to use or occupy the Leased Premises or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Leased Premises or any portion thereof or an interest therein. Neither Lessors nor Sellers have received any written or oral notice of assessments for public improvements against the Real Estate or any written or oral notice or order by any Governmental Body, any insurance company that has issued a policy with respect to any of such properties or any board of fire underwriters or other body exercising similar functions that relates to violations of building, safety or fire ordinances or regulations, claims any defect or deficiency with respect to any of such properties or requests the performance of any repairs, alterations or other work to or in any of such properties or in the streets bounding the same, which in each case would have a material adverse effect on the Cinemas or the Leased Premises and has not been remedied or rectified. There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Real Estate which would have a material adverse effect on the Cinemas or the Leased Premises. Neither Lessors nor Sellers have received any written notice of any proposed, planned or actual curtailment of service of any utility supplied to the Real Estate which would have a material adverse effect on the Cinemas or the Leased Premises.

3.13. Labor Relations. No employee of Sellers is represented by any union or other labor organization. No representation election, arbitration proceeding, grievance, labor strike, dispute, slowdown, stoppage or other labor trouble is pending or, to the knowledge of Sellers, threatened against, involving, affecting or potentially affecting Sellers. No complaint against Sellers or Sellers’ Predecessor is pending or, to the knowledge of Sellers, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state or local agency, by or on behalf of any employee of Sellers or Sellers’ Predecessor. To the knowledge of Sellers, Sellers have no Liability for any occupational disease of any of its employees, former employees or others.

3.14. Insurance. Schedule 3.14 discloses all insurance policies on an “occurrence” basis with respect to which either Seller or Sellers’ Predecessor is the owner, insured or beneficiary.

3.15. Intellectual Property Rights. Sellers neither own nor are licensee to any form of Intellectual Property Rights related to the Cinemas other than the rights to show films to the public according to agreements which are Retained Assets and Retained Liabilities. To the knowledge of Sellers, no other Person has any rights to the names “Cranford” or “Rialto” in connection with the use of a cinema in Cranford, New Jersey or Westfield, New Jersey, respectively. To the knowledge of Sellers, Sellers are not infringing upon the intellectual property rights of any other Person. Schedule 3.15 identifies all computer software owned by Sellers. With respect to any such computer software, the Sellers make no agreement or other warranties or representations hereunder other than that Sellers are a licensee of certain computer software used by it in connection with certain computer hardware that Sellers are selling to Buyers hereunder and as to any license for software used with respect to said computer hardware:

(a) Sellers will assign to Buyers at Closing any rights, title, or interest in said software, but without warranty,

(b) Sellers’ obligation to sell, transfer, or assign any such software as is otherwise called for above shall be void if prohibited by any such license, and

(c) At Closing, regardless of whether (a) or (b) is the case, the Purchase Price by Buyers to Sellers will remain as is otherwise called for in this Agreement.

3.16. Employee Benefits. Except for medical and dental coverage, life insurance, and long-term disability plans described on Schedule 3.16 for those managers of the Cinemas identified on Schedule 3.16, Sellers do not maintain any Benefit Plan for any employees employed at the Cinemas. After the Closing, Buyers will not have any Liability, with respect to any Benefit Plan of either Seller or any other member of such Seller Group, whether as a result of delinquent contributions, distress terminations, fraudulent transfers, failure to pay premiums to the PBGC, withdrawal Liability or otherwise. Schedule 3.16 identifies the names of all employees of Sellers employed at the Cinemas, including each listed employee’s address as reported to Sellers by each such employee, current compensation, vacation time to which he or she is entitled and vacation time so far taken. Schedule 3.16 also includes copies of Sellers’ payroll records for all persons currently employed by Sellers at the Cinemas. There are no written or oral agreements or arrangements providing for the employment by Sellers of any person at the Cinemas other than “at will” agreements. All employees of Sellers at the Cinemas are employees at will. Sellers do not provide a motor vehicle to any employee of Sellers at the Cinemas.

3.17. Environmental Matters. The representations and warranties contained in this Section are qualified by (i) the disclosures on Schedule 3.17, and (ii) the knowledge of Sellers as to the activities of Sellers’ Predecessors:

(a) Compliance; No Liability. Sellers and Sellers’ Predecessor have operated the Business and each parcel of Real Estate in compliance with all Environmental Laws. Sellers are not subject to any Liability, penalty or expense (including legal fees) in connection with the Business or ownership of the Real Estate by virtue of any violation of any Environmental Law, any environmental activity conducted on or with respect to any property or any environmental condition existing on or with respect to any property, in each case whether or not Sellers or Sellers’ Predecessors permitted or participated in such act or omission.

(b) Treatment; CERCLIS. Neither Sellers nor Sellers’ Predecessors have treated, stored, handled, processed, recycled, transferred, released, buried or disposed of any Regulated Material on, at, in or under any part of the Real Estate, and, to the knowledge of Sellers, no other Person has treated, stored, handled, processed, recycled, transferred, released, buried or disposed of any Regulated Material on, at, in or under any part of the Real Estate. There has been no release by Sellers or their Affiliates, or to the knowledge of Sellers by any other Person, of any Regulated Material at, on, in or under any Real Estate. Neither Sellers nor Sellers’ Predecessors have transported or arranged for the transportation of any Regulated Material from the Cinemas to any location that is listed or proposed for listing on the National Priorities List pursuant to Superfund or on CERCLIS, or to any other location that is the subject of federal, state or local enforcement action or other investigation that may lead to claims against Sellers or Sellers’ Predecessor for cleanup costs, remedial action, damages to natural resources, to other property or for personal injury including claims under Superfund.

(c) Notices; Existing Claims; Certain Regulated Materials; Storage Tanks. Neither Sellers nor Sellers’ Predecessors have received any request for information, notice of claim, investigation, inquiry demand, claim or any other form of notification that it is or may be potentially responsible with respect to any investigation, abatement or cleanup of any threatened or actual release of any Regulated Material. To the knowledge of Sellers, Sellers are not required to place any notice or restriction relating to the presence of any Regulated Material at any Real Estate. There has been no past, and there is no pending or contemplated, claim by Sellers or Sellers’ Predecessor under any Environmental Law or Laws based on actions of others that may have impacted on the Real Estate. Sellers and Sellers’ Predecessors are not a party to or bound by any order, and have not entered into any agreement with any Person, regarding any remedial action or environmental Liability or expense with respect to any of the Real Estate or any real property adjacent to the Real Estate, or in connection with any Liability under any Environmental Law or Laws. To the knowledge of Sellers, all storage tanks located on the Real Estate, whether underground or aboveground, are disclosed on Schedule 3.17. Sellers have not closed or caused to be closed any underground storage tank on the Real Estate.

(d) New Jersey Industrial Site Recovery Act (ISRA).

(i) The NAICS Code most closely associated with the Business and the Cinemas at the Real Estate is 512131, which includes the following corresponding index entries: cinemas, motion picture exhibition, indoor motion picture theatres, and movie theatre (except drive-in).

(ii) Sellers represent and warrant that its sale of the Business and Cinemas does not trigger the provisions of the New Jersey Industrial Site Recovery Act (“ISRA”), N.J.S.A. 13:1K-6 et seq., because the activities conducted by Seller and Sellers’ Predecessors at the Real Estate are excluded from N.J.A.C. 7:26 B – Appendix C and do not involve the generation, manufacture, refining, transportation, treatment, storage, handling or disposal of hazardous substances or hazardous waste, nor, to the knowledge of Seller, has any such activities occurred on the Real Estate; therefore, neither the Business nor either Cinema is an “industrial establishment” as contemplated by ISRA and its implementing regulations.

3.18. Additional Theaters. Sellers have no knowledge of the intention by any person to construct or open any movie theater within a five-mile radius of the Cinemas.

3.19. Finders’ Fees. Neither Sellers nor any of their respective officers, managers or employees has employed any broker or finder or incurred any Liability for any brokerage fee, commission or finders’ fee in connection with any of the transactions contemplated hereby or by any Other Agreement.

3.20. Suppliers. Schedule 3.20 sets forth with respect to the Business the top twenty (20) suppliers of goods or services to the Business for each of the two most recent fiscal years, such suppliers’ contact information and the amount purchased from such supplier during such periods. For the avoidance of doubt, suppliers shall include, but not be limited to, movie distributors, concession suppliers, advertising companies, cleaning services, maintenance services, and projection booth services. Sellers have not received any notice, and have no reason to believe, that any of the suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYERS

As an inducement to Sellers to enter into this Agreement and consummate the transactions contemplated hereby, Buyers jointly and severally represent and warrant to Sellers as follows:

4.1. Organization. Buyers are each limited liability companies duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has the corporate power and authority to own or lease its properties, carry on its business, enter into this Agreement and the Other Agreements to which it is or is to become a party and perform its obligations hereunder and thereunder.

4.2. Authorization and Enforceability. This Agreement and each Other Agreement to which either Buyer is a party have been duly executed and delivered by and constitute the legal, valid and binding obligations of such Buyer, enforceable against it in accordance with their respective terms. Each Other Agreement to which either Buyer is to become a party pursuant to the provisions hereof, when executed and delivered by such Buyer, will constitute the legal, valid and binding obligation of such Buyer, enforceable against such Buyer in accordance with the terms of such Other Agreement. All actions contemplated by this Section have been duly and validly authorized by all necessary proceedings by Buyers.

4.3. No Violation of Laws; Consents. Neither the execution and delivery of this Agreement or any Other Agreement to which either Buyer is or is to become a party, the consummation of the transactions contemplated hereby or thereby nor the compliance with or fulfillment of the terms, conditions or provisions hereof or thereof by Buyers will: (i) contravene any provision of the Governing Documents of Buyers, (ii) conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms of, result in the termination of, result in the loss of any right under, or give to any other Person the right to cause such a termination of or loss under, any contract, agreement or instrument to which either Buyer is a party or by which any of its assets may be bound or affected, (iii) result in the creation, maturation or acceleration of any Liability of any Buyers (or give to any other Person the right to cause such a creation, maturation or acceleration), or (iv) violate any Law or any judgment or order of any Governmental Body to which either Buyer is subject or by which any of its assets may be bound or affected. No consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution or delivery by Buyers of this Agreement or any of the Other Agreements to which either Buyer is or is to become a party pursuant to the provisions hereof or the consummation by Buyers of the transactions contemplated hereby or thereby.

4.4. No Pending Litigation or Proceedings. No Litigation is pending or, to the knowledge of Buyers, threatened against or affecting Buyers or any Affiliate of Buyers in connection with any of the transactions contemplated by this Agreement or any Other Agreement to which either Buyer is or is to become a party or that would, to Buyers’ knowledge, have a material adverse effect on Buyers’ business considered as a whole.

4.5. Finders’ Fees. Neither Buyers nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finders’ fee in connection with any of the transactions contemplated hereby.

ARTICLE V.
CERTAIN COVENANTS

5.1. Conduct of Business Pending Closing. From and after the date hereof and until the Closing Date, unless Buyers shall otherwise consent in writing, Sellers shall conduct their affairs as follows:

(a) Ordinary Course; Compliance. The Business shall be conducted only in the ordinary course and consistent with past practice. Sellers shall maintain the Purchased Assets and shall cause Lessors to maintain the Real Estate consistent with past practice. Sellers shall comply in a timely fashion with the provisions of all Permits and their other agreements and commitments. Sellers shall use good faith, commercially reasonable efforts to keep the Business organization intact, keep available the services of their present employees and preserve the goodwill of their suppliers, patrons and others having business relations with them. Sellers shall maintain in full force and effect their policies of insurance, subject only to variations required by the ordinary operations of the Business, or else shall obtain, prior to the lapse of any such policy, substantially similar coverage with insurers of recognized standing.

(b) No Solicitation of Other Bids. Sellers shall not encourage, solicit, initiate, facilitate or continue inquiries regarding a proposal for the Business or enter into any discussions, negotiations or agreements with, or provide any information to, any Person (other than the Buyers and its Affiliates) concerning a possible acquisition of the Business at any time on or before November 30, 2010.

(c) Prohibited Transactions. Sellers shall not: (i) amend or terminate any Permit; (ii) fail to pay any Liability or charge when due, other than Liabilities contested in good faith by appropriate proceedings; (iii) enter into any employment or consulting contract or arrangement with any employee of the Cinemas; (iv) take any action or omit to take any action that is reasonably likely to result in the occurrence of any event described in Section 3.5; or (v) take any action or omit to take any action that will cause a breach or termination of any Permit, other than termination by fulfillment of the terms thereunder.

(d) Access, Information and Documents. Sellers shall give to Buyers and to Buyers’ employees and representatives (including accountants, attorneys, environmental consultants and engineers) access during normal business hours to all of the properties, books, contracts, commitments, records, officers, personnel and accountants (including independent public accountants and their workpapers) of Sellers solely as they relate to the Cinemas and shall furnish to Buyers all such documents and copies of documents and all information with respect to the properties, Liabilities and affairs of Sellers (solely as they relate to the Cinemas) as Buyers may reasonably request, including but not limited to weekly reports of gross box office and concession receipts at the Cinemas, at the same time such reports are available to Sellers’ management.

(e) Confidentiality. Buyers hereby agree that they will not disclose to any person any information they may have gained with regard to the operation or the finances of the business sold by Sellers hereunder which information was gained by disclosures made to them by Sellers and that this obligation of confidentiality shall survive the Closing. Without otherwise limiting the information subject to the obligation of confidentiality set forth above, the information to be kept confidential by Buyers and Buyers’ Affiliates, as is set forth above, shall include the financial statements annexed to this agreement and the financial representations made hereunder and any information contained in any accounting records of Sellers as may have been disclosed or made available to Buyers in Buyers’ review of the Business prior to Closing.

5.2. Fulfillment of Agreements. Each party hereto shall use its best efforts to cause all of those conditions to the obligations of the other under Article VI that are not beyond its reasonable control to be satisfied on or prior to the Closing and shall use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.3. Employment, Severance and Termination Payments. Sellers agree to pay, perform and discharge any and all severance payments, payroll and employment related Liabilities with respect to employees of Sellers at the Cinemas accruing up to the close of business on the date immediately preceding the Closing Date or which result from the transfer of the Purchased Assets hereunder and the employment by Buyers of those employees and shall indemnify and hold harmless Buyers and their respective directors, officers and Affiliates from and against any and all losses, Liabilities, damages, costs and expenses, including reasonable legal fees and disbursements, that any of the aforesaid may suffer or incur by reason of or relating to any such Liabilities.

5.4. Sellers’ Employees. Buyers shall have the right, but not the obligation, to offer employment to any of the employees of Sellers or their Affiliates who are employed at the Cinemas. At or prior to the Closing, Sellers shall, and Sellers shall cause their Affiliates to, fully compensate all employees of Sellers at the Cinemas for all work performed through and including the Closing Date. Sellers do not guaranty that any of the employees to which Buyers will offer employment will accept such offer of employment.

5.5. Workers’ Compensation and Disability Claims.

(a) Sellers’ Liability. Sellers shall remain liable for all Liability for all workers’ compensation, disability and occupational diseases of or with respect to all of Sellers’ employees attributable to injuries, claims, conditions, events and occurrences occurring on or before the Closing Date.

(b) Buyers’ Liability. Buyers shall be liable for all Liability for all workers’ compensation, disability and occupational diseases of or with respect to all of employees of Sellers hired by Buyers attributable to injuries, claims, conditions, events and occurrences first occurring after the Closing Date.

5.6. Restrictive Covenants.

(a) Covenant Not to Compete. For a period of three years from and after the Closing Date, Sellers shall not, directly or indirectly, own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be employed or otherwise connected as an officer, employer, stockholder, partner or otherwise with, a cinema within a ten mile radius of any theatre owned directly or indirectly by Buyers on the date immediately following the Closing Date. Ownership of not more than 2% of the outstanding stock of any publicly traded company shall not be a violation of this Section.

(b) Covenant Not to Solicit. For a period of three years from and after the Closing Date, Sellers shall not, directly or indirectly, hire, engage, offer to hire, divert, entice away, solicit or in any other manner persuade or attempt to persuade (a “Solicitation”) any Person who is, or was, at any time within the twelve (12)-month period prior to such Solicitation, an officer, director, employee, agent, licensor, licensee, customer, or supplier of the Business or Buyers to discontinue, terminate or adversely alter his or its relationship therewith.

(c) Covenant Not to Disrupt. For a period of three years from and after the Closing Date, Sellers shall not, directly or indirectly, interfere with, disrupt or attempt to disrupt any present or prospective relationship, contractual or otherwise, between Buyers or any of their respective Affiliates, on the one hand, and any of their respective customers, contractees, suppliers or employees, on the other hand.

(d) Covenant Not to Disparage. From and after the Closing Date, Sellers shall not at any time, directly or indirectly, disparage or make any statement or publication that is intended to or has the effect of disparaging, impugning or injuring the reputation or business interests of the Buyers and any of their respective Affiliates or any of their respective products, services, officers or employees regardless of any perceived truth of such statement or publication.

(e) Enforcement. The restrictive covenants contained in this Section are covenants independent of any other provision of this Agreement and the existence of any claim that Sellers may allege against any other party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants. Sellers agree that Buyers’ remedies at law for any breach or threat of breach by Sellers of the provisions of this Section will be inadequate, and that Buyers shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Buyers may be entitled at law or equity. In the event of litigation regarding the covenants in this Section, the prevailing party in such litigation shall, in addition to any other remedies the prevailing party may obtain in such litigation, be entitled to recover from the other party its reasonable legal fees and out of pocket costs incurred by such party in enforcing or defending its rights hereunder. The length of time for which these covenants shall be in force shall not include any period of violation or any other period required for litigation during which Buyers seek to enforce these covenants. Should any provision of this Section be adjudged to any extent invalid by any competent tribunal, such provision will be deemed modified to the extent necessary to make it enforceable.

5.7. Publicity. Sellers and Buyers shall not issue any press release or otherwise make any announcements to the public or the employees of Sellers with respect to this Agreement prior to the Closing Date without the prior written consent of the other, except as required by Law. If Buyers believe that a public disclosure of the transactions contemplated hereby is required by law, Buyers shall give to Sellers notice thereof at least 24 hours prior to making such disclosure.

5.8. Transitional Matters. Sellers shall cooperate with and assist Buyers and their authorized representatives in order to provide, to the extent reasonably requested by Buyers, an efficient transfer of control of the Purchased Assets and to avoid any undue interruption in the activities and operations of the Business following the Closing Date. Sellers shall not cause any utilities to be disconnected until the Buyer of each respective Cinema shall have established an account for the utility associated with such Cinema in such Buyer’s own name. Sellers shall assist in transferring to Buyers the telephone numbers for the locations of the Cinemas. Buyers shall be liable to Sellers for the utility payments for any utility maintained by the Sellers after the Closing Date. Prior to Closing, Sellers shall remove all of their movie trailers from films at the Cinemas.

5.9. Books and Records. Sellers shall not destroy or dispose of any books, records, and files relating to the Business to the extent that they pertain to the Business prior to the Closing Date.

5.10. Permits; N.J. ISRA. Sellers shall use its best efforts to provide to Buyers valid Permits for the Cinemas prior to Closing, to the extent same are transferable. In the event that Sellers are unable to do so by Closing, then Sellers shall provide Buyers with such Permits within 30 days after Closing. Sellers are in compliance with all Permits required under Environmental Laws (“Environmental Permits”), if any, with respect to the ownership and operation of the Business and the Real Estate, and a list of all Environmental Permits is provided at Schedule 5.10.

5.11. Bulk Sales. Sellers shall cooperate with Buyers in giving all information to the New Jersey Division of Taxation (the “Division”) required to make the Bulk Sales Notification filings required by N.J.S.A. 54:32B-22(c). Prior to Closing, Buyer shall notify the Division of the transactions contemplated hereby by delivering the notices required pursuant to the above mentioned laws. Notwithstanding any contrary provisions of this Agreement, in the event that the Division informs Buyers that a possible claim for taxes exists, Buyers shall be entitled to, at Closing, withhold that portion from the Purchase Price specified in the responses delivered to Buyers by the Division (the “Withheld Amount”). After the Closing, if the Division demands that Buyers deliver any or all of the Withheld Amount to the Division, Buyers shall inform Sellers of such demand and shall afford Seller an opportunity to contest any determination of the Division. Buyers shall deliver such amounts to the Division, as applicable, as may be adjudicated to be owing in an adjudication that has become final or as may otherwise be agreed by Sellers. In the event, after Closing, the Division (i) advises Buyers that Sellers have paid any and all Taxes due and owing to the Division and (ii) authorizes Buyers to release to Sellers any or all of the Withheld Amount, Buyers shall promptly deliver to Sellers that portion of the Withheld Amount Buyers were so directed to release by the Division.

ARTICLE VI.
CONDITIONS TO CLOSING; TERMINATION

6.1. Conditions Precedent to Obligation of Buyers. The obligation of Buyers to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived in whole or in part by Buyers at Buyers’ sole option:

(a) Bringdown of Representations and Warranties; Covenants. Each of the representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date. Sellers shall have performed in all respects all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b) Litigation. No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby or that would, after Closing, limit or adversely affect Buyers’ ownership of the Purchased Assets or access to the Real Estate in a manner different from Sellers’, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any Governmental Body challenging the lawfulness of or seeking to prevent or delay any of the transactions contemplated by this Agreement or any of the Other Agreements or seeking monetary or other relief by reason of the consummation of any of such transactions.

(c) No Material Adverse Change. Between the date hereof and the Closing Date, there shall have been no material adverse change, regardless of insurance coverage therefor, in the Business or any of the Purchased Assets, results of operations, prospects or condition, of the Cinemas or the Real Estate.

(d) Closing Certificate. Each Seller shall have delivered a certificate, dated the Closing Date certifying to the fulfillment of the conditions set forth in subparagraphs (a), (b) and (c) of this Section 6.1. Such certificates shall constitute a representation and warranty of Sellers with regard to the matters therein for purposes of this Agreement.

(e) Closing Documents. Buyers shall have received the other documents referred to in Section 6.3(a). All agreements, certificates, opinions and other documents delivered by Sellers to Buyers hereunder shall be in form and substance reasonably satisfactory to Buyers.

(f) Title Insurance. Buyers, at their sole cost and expense, shall have obtained for all Real Estate final marked commitments to issue to Buyers ALTA (1990-Form B with appropriate state endorsements) leasehold policies of title insurance in coverage amounts equal to the fair market values of the leasehold interest in the Real Estate, insuring good title to the leasehold interest in the Real Estate with mechanic’s liens coverage and such endorsements as Buyers may have reasonably requested and with exceptions only for ALTA standard printed exceptions (other than mechanic’s and materialmen’s liens and rights of possession), and Permitted Encumbrances.

(g) Board Approval. Buyers shall have received the approval of their respective Boards of Directors for the transactions contemplated hereunder.

(h) Release or Termination of Encumbrances. Sellers and Lessors shall have caused all of their Encumbrances (other than Permitted Encumbrances) on the Leased Premises and the Purchased Assets to be released.

(i) Real Estate. Buyers shall have received from Sellers estoppel certificates, nondisturbance agreements, and other documents as shall be reasonably requested by Buyers, all in form and substance satisfactory to Buyers.

(j) FIRPTA Certificate. Buyers shall have received a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that each Seller is not a foreign person within the meaning of Code Section 1445 duly executed by such Seller.

(k) Due Diligence. Buyers shall have been satisfied with their due diligence investigation of the Cinemas and the Business.

(l) Financing. Buyers shall have received adequate and satisfactory financing prior to the Closing Date.

(m) Bulk Sales. Buyers shall have notified the Division of the transactions contemplated hereby by delivering the notices required pursuant to N.J.S.A. 54:32B-22(c).

(n) Investor Questionnaire. Sellers or such other person(s) as shall be designated by Sellers to acquire the Parent PreferredStock shall have duly completed the Investor Questionnaire and provided their response to the Investor Questionnaire to Parent.

6.2. Conditions Precedent to Obligation of Sellers. The obligation of Sellers to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived in whole or in part by Sellers at Sellers’ sole option:

(a) Bringdown of Representations and Warranties; Covenants. Each of the representations and warranties of Buyers contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date. Buyers shall have performed all of the covenants and complied in all respects with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b) Litigation. No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any Governmental Body challenging the lawfulness of or seeking to prevent or delay any of the transactions contemplated by this Agreement or the Other Agreements or seeking monetary or other relief by reason of the consummation of such transactions.

(c) Closing Certificate. Each Buyer shall have delivered a certificate, dated the Closing Date certifying to the fulfillment of the conditions set forth in subparagraphs (a) and (b) of this Section 6.2. Such certificates shall constitute a representation and warranty of Buyers with regard to the matters therein for purposes of this Agreement.

(d) Closing Documents. Sellers shall also have received the other documents referred to in Section 6.3(b). All agreements, certificates, opinions and other documents delivered by Buyers to Sellers hereunder shall be in form and substance reasonably acceptable to Sellers.

(e) Board Approval. Sellers shall have received the approval of their respective Boards of Directors for the transactions contemplated hereunder.

6.3. Deliveries and Proceedings at Closing.

(a) Deliveries by Sellers. Sellers shall deliver or cause to be delivered to Buyers at the Closing:

(i) An executed Assignment and Assumption Agreement, substantially in the form of Exhibit C.

(ii) An executed Bill of Sale, substantially in the form of Exhibit D.

(iii) Executed Lease Agreements for each of the Cranford Real Estate and the Westfield Real Estate, substantially in the forms of Exhibit A-1 and Exhibit A-2, respectively, executed by the Cranford Lessor and Rialto Lessor, respectively.

(iv) A Subscription Agreement executed by Sellers or such other person(s) as shall be designated by Sellers to acquire the Parent Preferred Stock.

(v) An adoption agreement to join the Stockholders’ Agreement (which is attached thereto as Exhibit A) executed by Sellers or such other person(s) as shall be designated by Sellers to acquire the Parent Preferred Stock.

(vi) An Investor Questionnaire executed by Sellers or such other person(s) as shall be designated by Sellers to acquire the Parent Preferred Stock.

(vii) Non-Competition Agreements, each substantially in the form of attached Exhibit E, executed by the principal employees of the Sellers and their Affiliates.

(viii) Certificates of the appropriate public officials to the effect that Sellers were validly existing corporations in good standing in their respective states of formation as of a date not more than 15 business days prior to the Closing Date.

(ix) Incumbency and specimen signature certificates dated the Closing Date, signed by the officers of Sellers and certified by their Chief Executive Officer or Executive Vice President.

(x) True and correct copies of the Sellers’ Certificates of Incorporation certified by the Secretary of State as of the Closing Date.

(xi) Certificates of each Seller (A) setting forth all resolutions of the Directors of such Seller and the stockholders of such Seller authorizing the execution and delivery of this Agreement and the Other Agreements and the performance by such Seller of the transactions contemplated hereby and thereby, and (B) to the effect that the Certificate of Incorporation of such Seller delivered pursuant to Section 6.3(a)(vii) was in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date.

(xii) The opinion of Gayla Germain, legal counsel to Sellers, in substantially the form of Exhibit F.

(xiii) Keys for each of the Cranford Cinema location and the Rialto Cinema location.

(xiv) All vendor warranties (including those for the roofs on the Cinemas) respecting the Purchased Assets.

(xv) Such other agreements and documents as Buyers may reasonably request.

(b) Deliveries by Buyers. Buyers shall deliver or cause to be delivered to Sellers at the Closing:

(i) An executed Assignment and Assumption Agreement, substantially in the form of Exhibit C.

(ii) An executed Bill of Sale, substantially in the form of Exhibit D.

(iii) Executed Lease Agreements for each of the Cranford Real Estate and the Westfield Real Estate, substantially in the forms of Exhibit A-1 and Exhibit A-2, respectively.

(iv) The Subscription Agreement, executed by Parent.

(v) Certificates of the appropriate public official to the effect that Buyers are validly existing corporations in the State of Delaware as of a date not more than 15 business days prior to the Closing Date.

(vi) Incumbency and specimen signature certificates signed by the officers of Buyers and certified by their Secretary.

(vii) True and correct copies of the Certificates of Incorporation of Buyers as of a date not more than 15 business days prior to the Closing Date, certified by the Secretary of State of Delaware.

(viii) A certificate of the Secretary of each Buyer (A) setting forth all resolutions of the Board of Directors of such Buyer authorizing the execution and delivery of this Agreement and Other Agreements and the performance by such Buyer of the transactions contemplated hereby and thereby, certified by the Secretary of such Buyer and (B) to the effect that the Certificate of Incorporation of such Buyer delivered pursuant to Section 6.3(b)(vi) was in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date.

(ix) Such other agreements and documents as Sellers may reasonably request.

6.4. Termination.

(a) Mutual Consent; Failure of Conditions. Except as provided in Section 6.4(b), this Agreement may be terminated at any time prior to Closing by: (i) mutual consent of Buyers and Sellers; (ii) Buyers, if any of the conditions specified in Section 6.1 or Section 6.3(a) hereof shall not have been fulfilled by December 31, 2010 and shall not have been waived by Buyers; or (iii) Sellers, if any of the conditions specified in Section 6.2 or Section 6.3(b) hereof shall not have been fulfilled by December 31, 2010 and shall not have been waived by Sellers. In the event of termination of this Agreement by either Buyers or Sellers pursuant to clause (ii) or (iii) of the immediately preceding sentence, Buyers or Sellers shall be liable to the other party hereto for any breach hereof by such party, which breach led to such termination, and the rights and obligations of the parties set forth in Sections 7.2, 7.3 and 8.1 shall survive such termination. Buyers and Sellers shall also be entitled to seek any other remedy to which it may be entitled at law or in equity in the event of such termination, which remedies shall include injunctive relief and specific performance. Notwithstanding the foregoing, in the event that this Agreement is terminated by one party hereto pursuant to clause (ii) or (iii) of the first sentence of this Section solely as a result of a breach by the other party hereto of a representation or warranty of such other party as of a date after the date of this Agreement, which breach could not have been reasonably anticipated by such other party and was beyond the reasonable control of such other party, then the remedy of the party terminating this Agreement shall be limited solely to recovery of all of such party’s costs and expenses incurred in connection herewith.

(b) Casualty Damage. Notwithstanding anything else herein to the contrary, if prior to Closing the Purchased Assets (or any portion thereof) are damaged by fire or any other cause, the reasonable estimate of the immediate repair of which would cost more than $50,000, Buyers at their option, by providing written notice to Sellers within ten business days after Buyers’ receipt of notice of such loss, may declare this Agreement null and void, or Buyers may close the transactions hereunder subject to reduction of the Purchase Price by the amount of any applicable insurance deductible which shall be paid by Buyers and assignment to Buyers of the proceeds from any insurance carried by Sellers covering such loss. If prior to Closing the Purchased Assets (or any portion thereof) are damaged by fire or any other cause, the reasonable estimate of the repair of which would cost $50,000 or less, such event shall not excuse Buyers from their obligations under this Agreement, but the Purchase Price shall be reduced by an amount equal to the amount of such cost and Sellers shall be entitled to retain the net insurance proceeds collected or to be collected by Sellers.

ARTICLE VII.
SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

7.1. Survival of Representations. All representations, warranties and agreements made by any party in this Agreement or pursuant hereto shall survive the Closing; provided, however, that representations and warranties hereunder shall survive for a period of three years after the Closing Date, with the exception of the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.6 and 3.8, and Sections 4.1, 4.2 and 4.3, all of which shall survive for the period of the applicable statute of limitations plus 90 days. All claims for damages made by virtue of any representations, warranties and agreements herein shall be made under, and subject to the limitations set forth in, this Article VII. The representations and warranties set forth in Articles III and IV are cumulative, and any limitation or qualification set forth in any one representation and warranty therein shall not limit or qualify any other representation or warranty therein. Except the representations and warranties of each party hereto expressly contained in this Agreement or the Other Agreements, no party hereto is making and each party specifically disclaims any representations or warranties of any kind or character, express or implied.

7.2. Indemnification by Sellers. Sellers shall jointly and severally indemnify, defend, save and hold Buyers and its officers, directors, employees, agents and Affiliates (collectively, “Buyer Indemnitees”) harmless from and against all demands, claims, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing; collectively, “Buyer Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Buyer Indemnitees, directly or indirectly, in connection with, arising out of, resulting from, or which would not have occurred but for, (i) a material breach of any representation or warranty made by Sellers in this Agreement, in any certificate or document furnished pursuant hereto by Sellers or any Other Agreement to which Sellers is or is to become a party, (ii) a breach or nonfulfillment of any covenant or agreement made by either Seller in or pursuant to this Agreement and in any Other Agreement to which such Seller is or is to become a party, (iii) any Retained Asset or Retained Liability, (iv) any successor liability (or Liabilities based on similar theories) arising out of any facts or circumstances occurring prior to the Closing Date or Liability arising out of or attaching by virtue of either Seller being a member of a controlled group or affiliated group of entities, and (v) the provisions of 29 U.S.C. §§ 1161-1168, as same may be amended from time to time, and the regulations and rulings thereunder, with respect to the employees of Sellers at the Cinemas.

7.3. Indemnification by Buyers. Buyers shall jointly and severally indemnify, defend, save and hold Sellers and their officers, directors, employees, Affiliates and agents (collectively, “Seller Indemnitees”) harmless from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing; collectively, “Seller Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Seller Indemnitees, directly or indirectly, in connection with, arising out of, resulting from, or which would not have occurred but for, (i) a material breach of any representation or warranty made by Buyers in this Agreement or in any certificate or document furnished pursuant hereto by Buyers or any Other Agreement to which either Buyer is or is to become a party, and (ii) a breach or nonfulfillment of any covenant or agreement made by any Buyers in or pursuant to this Agreement and in any Other Agreement to which either Buyer is or is to become a party.

7.4. Waiver of Statute of Limitations. Each party hereto waives any applicable statute of limitations that may be applicable to Damages arising under clauses (iii), (iv) and (v) of Section 7.2.

7.5. Notice of Claims. If any Buyer Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes that it has suffered or incurred or will suffer or incur any Damages for which it is entitled to indemnification under this Article VII, such Indemnified Party shall so notify the party or parties from whom indemnification is being claimed (the “Indemnifying Party”) with reasonable promptness and reasonable particularity in light of the circumstances then existing. If any action at law or suit in equity is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Damages, such Indemnified Party shall promptly notify the Indemnifying Party of such action or suit. The failure of an Indemnified Party to give any notice required by this Section shall not affect any of such party’s rights under this Article VII or otherwise, except to the extent that such failure is actually prejudicial to the rights or obligations of the Indemnified Party.

7.6. Third Party Claims. The Indemnifying Party shall have the right to conduct and control, through counsel of its choosing, the defense of any third party claim, action or suit, and the Indemnifying Party may compromise or settle the same, provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement. The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party (subject to reimbursement pursuant to Section 7.2 or 7.3, as the case may be).

7.7. Limitation on Indemnification. No Indemnified Party shall be entitled to make a claim for indemnification for inaccuracy in or breach of representation or warranty pursuant to clause (i) of Section 7.2 until the cumulative and aggregate amount of all Damages as a result of all matters covered by clause (i) of Section 7.2 exceeds $10,000 (the “Basket Amount”). If and when such damages do exceed the Basket Amount, then the Indemnified Party shall be entitled to indemnification for all such damages in excess of the Basket Amount. Any indemnification payment under this Agreement shall take into account any insurance proceeds or other third party reimbursement actually received (other than the proceeds of any self insurance or, to the extent it is the economic equivalent of self insurance, any insurance that is retrospectively rated).

7.8. Payment. All indemnification payments under this Article VII shall be made promptly in cash. All indemnifications payments under this Article VII shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE VIII.
MISCELLANEOUS

8.1. Costs and Expenses. Buyers and Sellers shall each pay their respective expenses, brokers’ fees and commissions and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all accounting, legal and appraisal fees and settlement charges. All transfer taxes, if any, incurred as a result of the transfer of the Purchased Assets shall be paid by Sellers.

8.2. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Other Agreements (including any real property transfer Tax and any similar Tax) shall be borne and paid by Sellers when due. Sellers shall, at their own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyers shall cooperate with respect thereto as necessary).

8.3. Further Assurances. Sellers shall, at any time and from time to time on and after the Closing Date, upon the reasonable request by Buyers and without further consideration, take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers, conveyances and assurances as may be required or desirable for the better conveying, transferring, assigning, delivering, assuring and confirming the Purchased Assets to Buyers.

8.4. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) the fifth business day after the date of mailing, if delivered by registered or certified mail, postage prepaid, (ii) upon delivery, if sent by hand delivery, (iii) upon delivery, if sent by prepaid courier, with a record of receipt, or (iv) the next day after the date of dispatch, if sent by cable, telegram, facsimile or electronic mail (with a copy simultaneously sent by registered or certified mail, postage prepaid, return receipt requested), to the parties at the following addresses:

(i)	if to Buyers, to:

DC Westfield Cinema, LLC
DC Cranford Cinema, LLC
250 East Broad Street
Westfield, New Jersey 07090
Attention: A. Dale Mayo, Manager
Telephone: (973) 479-3301
Facsimile: (973) 635-8788
Email: bmayo@digiplexdest.com

with a required copy to:

John D. Vaughan, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 539-4006
Facsimile: (212) 536-3901
Email: jack.vaughan@klgates.com

(ii)	if to Sellers, to:

c/o Rialto Holding Co, LLC and
Cranford Theatre Holding Co, LLC
250 East Broad Street
Westfield, New Jersey 07090
Attn: Jesse Y. Sayegh, Manager
Telephone: 908-232-7100
Facsimile: 908-232-7340
Email: rmsmovies@aol.com

with a required copy to:

Gayla Germain
42 South Crescent
Maplewood, New Jersey 07040
Telephone: (973) 762-0033
Email: gmwg@mac.com

Any party hereto may change the address to which notice to it, or copies thereof, shall be addressed, by giving notice thereof to the other parties hereto in conformity with the foregoing.

8.5. Currency. All currency references herein are to United States dollars.

8.6.  Offset; Assignment; Governing Law. Buyers shall be entitled to offset or recoup from amounts due to Sellers from Buyers hereunder or under any Other Agreement (including Seller Damages) against any obligations of Sellers to Buyers hereunder or under any Other Agreement (including Buyer Damages). This Agreement and all the rights and powers granted hereby shall bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and the rights, interests and obligations hereunder may not be assigned by any party hereto without the prior written consent of the other parties hereto, except that either Buyer may make such assignment to any Affiliate of such Buyer provided that such Buyer remains liable hereunder. This Agreement shall be governed by and construed in accordance with the laws of New Jersey without regard to its conflict of law doctrines.

8.7. Amendment and Waiver; Cumulative Effect. To be effective, any amendment or waiver under this Agreement must be in writing and be signed by the party against whom enforcement of the same is sought. Neither the failure of any party hereto to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by any other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof shall constitute a waiver by such party of its right to exercise any such right, power or remedy or to demand such compliance. The rights and remedies of the parties hereto are cumulative and not exclusive of the rights and remedies that they otherwise might have now or hereafter, at law, in equity, by statute or otherwise.

8.8. Entire Agreement; No Third Party Beneficiaries. This Agreement and the Schedules and Exhibits set forth all of the promises, covenants, agreements, conditions and undertakings between the parties hereto with respect to the subject matter hereof, and supersede all prior or contemporaneous agreements and understandings, negotiations, inducements or conditions, express or implied, oral or written. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, except as provided in Sections 7.2 and 7.3 relating to Buyer Indemnitees and Seller Indemnitees. No Person is an intended third party beneficiary of this Agreement.

8.9. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

8.10. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of Law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RIALTO THEATRE OF WESTFIELD, INC.

By:	/s/ Jesse Y. Sayegh
Jesse Y. Sayegh
Title: President

CRANFORD THEATRE, INC.

By:	/s/ Jesse Y. Sayegh
Jesse Y. Sayegh
Title: President

DC WESTFIELD CINEMA, LLC

By:	/s/ A. Dale Mayo
A. Dale Mayo
Title: Manager

DC CRANFORD CINEMA, LLC

By:	/s/ A. Dale Mayo
Jesse Y. Sayegh
Title: Manager

[Signature Page to Asset Purchase Agreement]